Att 2/5/2002

TC 2/5/02



02005336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 0 4 2002
SECTION
WASH., D.C.
354

SEC FILE NUMBER
8- 52660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Wise Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3991 MacArthur Blvd., Suite 340
(No. and Street)

Newport Beach, (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Querry 949 263-0033
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corbin & Wertz
(Name — *if individual, state last, first, middle name*)

2603 Main Street, Suite 600 (Address) Irvine, (City) CA (State) 92614 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Querry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Wise Securities, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


VICKI LYNNE HARRIS
Commission # 1297348
Notary Public - California
Orange County
My Comm. Expires Mar 17, 2005

Signature

Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER WISE SECURITIES, LLC
A CALIFORNIA LIMITED LIABILITY COMPANY
SEC ID. NO. 52660

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CORBIN & WERTZ

Client Centered Professional Services

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hunter Wise Securities, LLC

We have audited the accompanying statement of financial condition of Hunter Wise Securities, LLC (a California Limited Liability Company) (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hunter Wise Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



CORBIN & WERTZ

Irvine, California
January 7, 2002

2603 Main Street, Suite 600, Irvine, CA. 92614-4259
TEL: 949.756.2120 • FAX: 949.756.9110

www.corbinwertz.com

3780 Kilroy Airport Way, Suite 820, Long Beach, CA. 90806-2460
TEL: 562.424.1040 • FAX: 562.981.6445

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2001
Cash	$	18,683
Accounts receivable		650
Prepaid management fees		1,000
	$	20,333
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	-
Commitments and contingencies		
Member's equity		20,333
	$	20,333

NOTES TO STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

NOTE 1 – GENERAL

Organization

Hunter Wise Securities, LLC (the "Company") was organized as a California Limited Liability Company on April 20, 2000 and began operations in December 2000. All investors are termed members. The limited liability company acts similarly to the corporate shield, in that members are not liable for debts of the Company to an extent greater than their initial capital investment. This limited liability, however, extends only to states that have enabling legislation; states that have not authorized limited liability companies may treat such entities as general partnerships. The Company's sole member is its parent company, Hunter Wise Financial Group, LLC ("HWFG").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the National Association of Securities Dealers (the "NASD"). The Company is exempt from the provisions of rule 15c 3-3 (pursuant to paragraph k (2) (ii) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of revenue requirements for brokers and dealers.

The Limited Liability Company Agreement

The following represents only a summary of certain provisions of the limited liability company agreement. Refer to the agreement for specific provisions affecting the Company.

Under the terms of the limited liability company agreement, which expires December 31, 2029, profits and losses are to be allocated to all members pro rata in accordance with each member's percentage of total member's capital contributions.

Members may not assign, sell or transfer their membership interest without the consent of all members. In addition, no person shall be admitted as a member without the consent of all members.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of Aggregate Indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers". As of December 31, 2001, the Company had net capital of $18,328, which was $13,328 in excess of the required minimum capital, and had a ratio of aggregate indebtedness to net capital of 0 to 1.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of commission income in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash

At times, the Company may maintain cash balances in excess of the Federal Depository Insurance Corporation limits per customer per financial institution.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

Customers' securities transactions, and related commission revenue and expense, are recorded on a trade date basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

All income and losses of the Company are passed through to the members and the members report these on their individual income tax returns. There is no entity level tax for the Company for Federal purposes. The State of California imposes a minimum tax of $800 and that amount has been accrued for on the statement of operations.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least December 31, 2002. In the event that additional funds are required, HWFG has committed to provide such funding.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Management Fees

The Company is obligated to pay $200 monthly in the form of management fees to HWFG for general and administrative service support (including facilities) provided to the Company. The Company has prepaid the management fee through May 2002, which accounts for the prepaid balance of $1,000.

HUNTER WISE SECURITIES, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	As of December 31, 2001
Credits:	
Member's equity	$ 20,333
Deduction:	-
Unallowable assets	(1,650)
Haircuts on securities positions	(355)
Net capital	18,328
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $16,961 or $5,000)	5,000
Excess net capital	$ 13,328
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 18,328
Reconciling items:	
Miscellaneous adjustments to net income	-
Net capital per above	$ 18,328

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hunter Wise Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements of Hunter Wise Securities, LLC (a California Limited Liability Company) (the "Company") as of December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting internal control structure and its operations that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



CORBIN & WERTZ

Irvine, California
January 7, 2002